https://www.forbes.com/sites/afdhelaziz/2021/08/11/how-boxabl-is-revolutionizing-affordable-housing-with-its-unfolding-house-with-customers-like-elon-musk-and-1-billion-in-pre-orders/

Aug 11, 2021,12:00pm EDT|6,042 views

How Boxabl Is Revolutionizing Affordable Housing With Its Unfolding House, And Customers Including Elon Musk Want In

Afdhel Aziz

Contributor

CMO Network

Co-Founder, Conspiracy of Love, and Good is the New Cool.

Follow

Listen to article

5 minutes

Casita - Welcome home

BOXABL

When I stumbled across housing start-up Boxabl while going down a YouTube rabbit hole about affordable pre-fab housing, my mind was blown.

Their initial product called ‘Casita’ is a 375 sq ft ADU delivered with a full size bathroom, kitchen, appliances and tall ceilings with big windows for under $50k - that can be shipped on a regular flatbed trailer, and be unfolded and set up in two hours.

Elon Musk apparently lives in one - and the company has reportedly got more than $1 billion in pre-orders, via a 47,000 person waitlist.

This wildly innovative product has the potential to help solve our affordable housing and homelessness problems in cities around the world.

I had to find out more and tracked down Founder Galiano Tiramani to learn more about his journey- and how you can invest in the company.

Afdhel Aziz: Galiano, welcome. Please tell us a little bit about Boxabl and the product you have created?

Galiano Tiramani: We've got a new way to build housing that's better, cheaper, faster and can help solve the worldwide housing crisis. The goal of Boxabl is to dramatically reduce housing costs by making building construction compatible with assembly line mass production. We see a huge opportunity to transition the world from building by hand, to using the same factory principles that we use for all our other modern products. Our first product is a 20' x 20' prefab studio apartment that unfolds from a shipping container size. We can install it in any customer's backyard in about an hour. Right now we are setting up a massive factory in North Las Vegas that should produce thousands of houses per year.

Galiano Tiramani, Founder of Boxabl

BOXABL

Aziz: I love the story of how the idea came about out of your father Paolo’s frustration - can you please share that?

Tiramani: The original idea to fold the houses came from Paolo Tiramani, one of the founders. He built a house using factory built room modules. He experienced many problems and expenses related to shipping the oversized loads. Traditional factory built housing ships wide load room modules that don't fit on the highway, this model doesn't work and we think it’s the reason factory built housing has failed to scale. Shipping wide loads means extra follow cars, restricted routes, restricted travel times, police escorts and more. Boxabl rooms fold up from large 20ft rooms down to small 8ft highway legal loads. This enables a new era of factory built mass production of homes on a scale never done before.

Aziz: There are so many innovative things about the way you’re approaching housing, starting with the foldable concept but also the idea of mass production - what will be the capacity of the factory when it goes live and how many houses can you build a year?

Tiramani: At Boxabl we didn't just fix the shipping problem. Solving the shipping problem just made everything else possible. We re-engineered the buildings selecting different materials and manufacturing methods to make buildings that outperform on energy ratings, fire resistance, wind resistance and more. The main goal of our redesign was to make something that's more compatible with the factory. Our initial manufacturing plant should produce one house every 90 minutes, and hopefully 3,600 per year.

Boxabl's first product is a 20' x 20' prefab studio apartment that unfolds from a shipping container ... [+]

BOXABL

Aziz: What has been the response from people around the world?

Tiramani: Since announcing our first product, the Casita, we have been amazed by the huge reaction we got from the public. Thousands of people all around the world have reached out to us and expressed interest in our solution. They know we are onto something. This includes over 40,000 people who have put their name on a waitlist for the product. Thousands of people have invested in our company. And millions of people have seen our viral videos. It has been very exciting!

Aziz:  Congratulations! Finally, tell us a little about the new investment round you are announcing and where people can go to find out more?

Tiramani: Boxabl is accepting investments! You can learn more at invest.boxabl.com.

Disclaimer:

BOXABL IS CONSIDERING UNDERTAKING AN OFFERING OF SECURITIES UNDER TIER 2 OF REGULATION A. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. A COPY OF OUR PRELIMINARY OFFERING CIRCULAR MAY BE OBTAINED HERE.

https://www.reviewjournal.com/business/north-las-vegas-company-aims-to-deliver-affordable-modular-homes-2443720/

North Las Vegas company aims to deliver affordable modular homes

Company wants small homes to make big impact

Boxabl CEO Paolo Tiramani shows a fully assembled casita unit at the company's factory space on Friday, Aug. 13, 2021, in North Las Vegas. The 375-square-foot accessory dwelling unit is their most popular model. (Ellen Schmidt/Las Vegas Review-Journal) @ellenschmidttt

The full-sized bathroom in a Boxabl Casita at the company's factory space on Friday, Aug. 13, 2021, in North Las Vegas. (Ellen Schmidt/Las Vegas Review-Journal) @ellenschmidttt

Boxabl CEO Paolo Tiramani explains the possible layouts for a Boxabl accessory dwelling unit on Friday, Aug. 13, 2021, in North Las Vegas. The units can be customized, as well as stacked into a multi-story unit. (Ellen Schmidt/Las Vegas Review-Journal) @ellenschmidttt

Boxabl CEO Paolo Tiramani explains the assembly line-style process for building his company's accessory dwelling units on Friday, Aug. 13, 2021, in North Las Vegas. Tiramani said they estimate their factory will be able to make one of the 375-square-foot Boxabl Casitas every 90 minutes. He said they hope to streamline the assembly line process even further. (Ellen Schmidt/Las Vegas Review-Journal) @ellenschmidttt

A model Boxabl Casita is on display at the company's warehouse and factory space on Friday, Aug. 13, 2021, in North Las Vegas. One use for the accessory dwelling units is to be deployed to a disaster area for emergency housing. They can be packed back into a box and shipped out once the need from the emergency, like a hurricane, has subsided. (Ellen Schmidt/Las Vegas Review-Journal) @ellenschmidttt

The kitchen, bathroom and washing machine can be seen from the bedroom of the 375-square-foot Boxabl Casita at the Boxable factory space on Friday, Aug. 13, 2021, in North Las Vegas. The studio accessory dwelling units are packed into a box and can be transported by truck, train, air and sea. (Ellen Schmidt/Las Vegas Review-Journal) @ellenschmidttt

A Boxabl Casita includes a closet, living room, bedroom, bathroom and fully-equipped kitchen into 375 square feet on Friday, Aug. 13, 2021, in North Las Vegas. (Ellen Schmidt/Las Vegas Review-Journal) @ellenschmidttt

The kitchen in a 375-square-foot Boxabl Casita includes a full-sized refrigerator as well as an oven and microwave on Friday, Aug. 13, 2021, in North Las Vegas. (Ellen Schmidt/Las Vegas Review-Journal) @ellenschmidttt

The assembly line-style setup at Boxabl, a company that makes small, easily transported accessory dwelling units on Friday, Aug. 13, 2021, in North Las Vegas. The North Las Vegas location is the company's first factory, which is set to go live in September. (Ellen Schmidt/Las Vegas Review-Journal) @ellenschmidttt

Paolo Tiramani, founder and CEO of Boxabl, right, and son and co-founder Galiano Tiramani pose for a photo outside of their manufacturing facility in North Las Vegas on Wednesday, March 31, 2021. (Chase Stevens/Las Vegas Review-Journal) @csstevensphoto

By Subrina Hudson Las Vegas Review-Journal

September 19, 2021 - 9:18 am

Most people think it’s natural to see a new home constructed from scratch on its own lot. But not Paolo Tiramani, chief executive of modular home manufacturer Boxabl in North Las Vegas.

“It would be like ordering a car and a bunch of guys show up with steel panels and welders and say, ‘Where’s the garage? I’m going to put this together for you,’” Tiramani said. “It’s absurd. We put up with it (for homes) because buildings are big and they’ve been hard to put in a factory.”

Tiramani and his team at Boxabl say they’ve figured out how to construct homes in a factory setting by taking a cue from the auto industry — mass-producing homes on an assembly line. And they’ve started production on the homes, dubbed “casitas,” this week.

The four-year-old startup has an order from the Department of Defense for 156 units, an order it plans to fulfill by March 2022. The company said it would then tackle its wait list of more than 50,000 while also accepting more orders from the public.

Modular homes have been around for decades but turning it into a profitable business can be challenging. Look no further than SoftBank-backed startup Katerra Inc., founded by former Tesla Interim CEO Michael Marks; It tried to prefabricate buildings but filed for bankruptcy in June after raising more than $2 billion.

Tiramani admits the company faces some headwinds and the biggest one will be achieving enough scale to be a long-term business.

“It takes a lot of cash. It takes a lot of development,” he said. “As soon as we’re live and we get the factory to around 70 to 80 percent efficiency, we know what the costs of goods are, the overhead, everything — then we can scale.”

BUSINESS NEWS YOUR WAY

Sign up for our free Business Update newsletter.

SIGN UP

By signing up you agree to our Privacy Policy and Terms of Service. Unsubscribe at any time.

Neil Opfer, associate professor at UNLV, said Boxabl also will be competing with major builders.

“What you can’t do in a factory is you can’t do the foundation,” said Opfer. “Then there’s things like utilities, streets, a curb, driveway — obviously you can’t really prefab any of that. And one of the things you’re competing against when you decide to go modular is that you’re competing against the big merchant builders like Tri Pointe Homes and Lennar.”

And he noted any downturn in the housing market — as well as any fluctuations in consumer sentiment toward a pre-made home — could affect a company such as Boxabl.

“If things crash, you’re sitting there with an expensive factory with a whole bunch of automated equipment, or you don’t have enough demand. That’s also been one of the problems,” he said of the downturn risk.

Ready to ship

SPONSORED CONTENT

Amazon Creates Good Jobs—Offers Benefits on Day One

by Amazon

Boxabl’s casitas are about 400 square feet and cost just under $50,000.

The studio-style home has a nearly 10-foot ceiling with several large windows, two separate entrances and includes finishes such as a full-size stainless-steel refrigerator, a washer and dryer combo and HVAC.

The 20-by-20-foot casitas can be folded into a box and easily shipped worldwide or hitched to the back of a large pickup truck. Each can be set up in about an hour.

Tiramani also said the casita’s materials are more durable and energy efficient than traditional buildings, adding that it is mold, fire and water resistant. Boxabl also created its own standard of building codes.

“There’s the modular code, the HUD code, the trailer code — we don’t think any of them are good enough frankly,” said Tiramani. “We’ll be looking to build a federal level, Boxabl standard, which gives folks the codes they deserve in terms of strength, resistance, zero-net energy and insulation. There’s a whole new bunch of things that we can improve upon.”

He said the company has received numerous inquiries from organizations and companies interested in using its casitas for workforce housing, homeless and partnering with developers. Interest also is out there for using it during a natural disaster.

“Right now what happens is FEMA puts down trailer homes or they put down tents and they sort of build slums and they fall apart,” said Tiramani. “With Boxabl, they can put down Boxabl units that might be for a family just to take shelter. They would have a hot shower, have security because they can lock the door and when the disaster is over those Boxabls can be picked up and repurposed into small homes.”

Boxabl plans to create two additional sizes, 20 by 30 and 20 by 40, and allow for clients to be able to connect or even stack multiple casitas together.

‘That’s a mess…’

Boxabl got its start in 2017 and introduced its third-generation prototype at the International Builders’ Show in Las Vegas in 2019 and again in 2020.

Tiramani, whose background is in industrial and mechanical engineering, said he wanted to start a company that could “do some good” and that housing offered the most opportunity. He’s also founded intellectual property firm 500 Group and automotive company Supercar System.

“It was very statistical the way that we approached it, and we looked at housing and said, ‘Man, that’s a mess,’” he said.

Boxabl was previously operating out of a facility at the Las Vegas Motor Speedway before moving into its current 170,000-square-foot headquarters late July.

It has a team of 145 employees, though Tiramani expects to have 350 workers once the facility is fully operational. The company anticipates being able to build a casita every 90 minutes.

Boxabl already has its assembly line in place with machinery that includes large robot arms for making the walls of its units. Flags hang from the ceiling identifying each step in the building process, though Tiramani said that’s more for visitors. The company hopes to start doing public tours of its facility soon.

Seeking to raise more funds

Tiramani self-funded the company though it’s since taken on outside investment, including through crowdfunding platform StartEngine.

“I’m hoping we can probably raise around $100 million by the end of this year, and we’re probably at least a third of the way,” he said.

While the company is not yet profitable, Tiramani is unfazed, citing the large demand it has already received locally and internationally.

For example, Elon Musk is reportedly living in a Boxabl unit in Boca Chica, Texas, which he tweeted about renting from his company SpaceX in June. Tiramani would not comment, though the company did post a video last year announcing it would be building a unit for a “top secret” customer in Boca Chica.

He said that while profit is important, Boxabl’s current focus is growing the business and manufacturing a product that can help resolve issues are affordable housing.

“What the tiny homes, the container homes are an answer to is an absolutely desperate need for people to keep money in their pockets and have a sense of freedom,” Tiramani said. “If they’re spending all their money on housing it’s crushing. So if we can keep more money in their pocket it’s really (giving) freedom and also mobility.”

Contact Subrina Hudson at shudson@reviewjournal.com. Follow @SubrinaH on Twitter.